        Exhibit 99.1

Date: News Release: Ticker Symbols:	June 26, 2026 26-23 TSXV: MOON; NASDAQ: BMM

Blue Moon Metals and Alpha Future Funds Announce Signing of Binding Agreement to Combine Holdings in the Sulitjelma Mining District, Norway

TORONTO, Ontario, June 26, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) and Alpha Future Funds S.C.S. (“AFF”) are pleased to announce that, further to the announcement of April 26, 2026, AFF’s wholly-owned subsidiary, VMS Explorations AS (“VMS”) and Blue Moon’s wholly-owned subsidiary, Nye Sulitjelma Gruver AS (“NSG”) have entered into a binding share purchase agreement (“SPA”) to combine the two subsidiaries into a single entity. AFF is a private fund based in Luxembourg investing in innovative technologies and mining projects.

NSG and VMS hold extraction and exploration permits over the historic Sulitjelma mining district in the Fauske municipality of Norway. The Sulitjelma mine produced over 470 kt copper and 130 koz gold over a 100-year life and benefits from excellent existing surface and underground infrastructure ready to be refurbished, including connection to abundant clean hydropower. Combining NSG and VMS is expected to allow for an integrated development opportunity, prioritizing mining of targeted high-grade zones and centralized haulage, and processing to strengthen project economics and streamline advancement toward production.

Christian Kargl-Simard, CEO of Blue Moon states, “We are delighted that this transaction gives Blue Moon shareholders continued exposure to a highly prospective brownfield asset, which can now be developed independently with a strong strategic partner. Sulitjelma was a cornerstone of Norwegian mining, and we are delighted to be a part of the regeneration of this historically important project.”

Benedikt Sobotka, Principal of AFF commented, “Uniting NSG and VMS unlocks the potential of Sulitjelma to become Europe’s next operational copper-gold mine. The listing of the combined entity and concurrent fundraising should allow us to accelerate our feasibility study program and advance the project towards production in conjunction with a targeted exploration campaign to expand the high-grade zones and test drill targets in the wider district.”

Under the terms of the SPA, VMS will acquire 100% of the shares in NSG from Blue Moon’s wholly-owned subsidiary, Blue Moon Norway AS (the “Acquisition”) for a total consideration of US$15 million payable in new shares of VMS, giving Blue Moon a 30% holding in the combined company. A total of 1,285 shares of VMS will be issued to Blue Moon, at a deemed price of US$11,666.67 per share. Completion of the Acquisition is subject to satisfaction of certain conditions, including raising of a minimum of C$10 million in new capital and listing of VMS on a recognized stock exchange (“Listing”) within 18 months of closing of the transaction, which period may be extended by successive periods of 6 months. In the event that any additional shares are issued in VMS prior to completion of the Acquisition and Listing, Blue Moon shall be issued such additional new shares in VMS to maintain its 30% interest prior to the Listing.

The Acquisition is being conducted at arm’s length and no related parties have an interest in the Acquisition. No finder’s fee, commission, bonus, advisory fee or other compensation is payable as a result of the Acquisition. The Acquisition is expected to close on or about November 30, 2026.

QUALIFIED PERSONS

The technical and scientific information of this news release has been reviewed and approved by Mr. Shawn Crispin, an employee of Orefinder Mining Consultants LLC FZ, and an independent Qualified Person as defined by NI 43-101. This news release references the combined NSG and VMS holdings of the Sulitjelma project.

About Blue Moon

Blue Moon is advancing five brownfield polymetallic projects, including the Nussir copper-silver-gold project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All five projects are well located, with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU lists of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

About AFF

Alpha Future Funds is a regulated Luxembourg-based investment vehicle pursuing a dual technology and mining investment strategy focused on driving innovation across the critical raw materials value chains. The Company invests in a diverse portfolio of mining projects and backs emerging technologies that enhance exploration efficiency, processing recovery and operational sustainability in mining. Alpha Future Funds’ owner-operator mining portfolio includes a mix of brownfield and greenfield projects across Norway, Sweden and Finland, spanning copper, zinc, nickel, cobalt, gold, silver and rare earth elements. The Fund has interests in mining projects in the USA, Australia and Argentina. Alpha Future Funds aims to accelerate responsible development, reduce environmental footprint and deliver long-term value to its partners and shareholders. More information is available on the Company’s website (www.alphafuturefunds.com).

For further information:

Blue Moon

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email:  christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to: the Acquisition contemplated by the binding SPA (the “Transaction”); the formation of a combined entity; the anticipated structure, timing and terms of the Transaction (including the completion of the Acquisition and the Listing); the potential benefits of combining the NSG and VMS assets; the ability to advance development and restart mining activities in the Sulitjelma mining district; and future plans, objectives and expectations of the parties constitute forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Forward-looking information contained in this news release is based on management’s current expectations, assumptions and estimates as of the date hereof and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the ability of the parties to satisfy conditions precedent to the completion of the Transaction, including the receipt of all necessary regulatory, exchange and third- party approvals; the risk that the Transaction may not be completed on the terms, or within the timing currently contemplated, or at all; risks related to the completion of the contemplated financing and Listing; risks relating to the integration of the NSG and VMS assets and the ability to realize the anticipated benefits of the Transaction; risks relating to title to mineral properties, permits and licences; the risk of termination of the SPA in accordance with its terms; changes in market or economic conditions; regulatory, permitting and approval risks; operational and technical risks; and other risks described in the Company’s public disclosure documents. There can be no assurance that the Transaction will be completed as contemplated, or at all, or that the anticipated benefits of the Transaction will be realized. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.